SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 3)


                         FOG CUTTER CAPITAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971892104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              ANDREW A. WIEDERHORN
                        C/O FOG CUTTER CAPITAL GROUP INC.
                              1410 SW JEFFERSON ST.
                             PORTLAND, OREGON 97205
                                 (503) 721-6500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 971892104                    13D                   Page 2 of 13 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,837,715 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     50,000 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,742,955 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,837,715
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                27.01% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 3 of 13 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     619,175 (See Response to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,218,540 (See Response to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     619,175 (See Response to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,173,780 (See Response to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,837,715
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                27.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 4 of 13 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     100,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     100,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.95% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D                   Page 5 of 13 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.13% (See Response to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Fog Cutter Capital Group Inc., a Maryland corporation (formerly known as "Wilshire Real Estate Investment Trust Inc.") (the "Issuer"). The principal executive offices of the Issuer are located at 1410 SW Jefferson St., Portland, Oregon 97205.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn and TTMM, L.P. (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of Fog Cutter Capital Group Inc., formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Parnters, L.P. Tiffany Wiederhorn is the general partner of the Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

      None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

      The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group", and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.


                               Page 6 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

           NAME                       AMOUNT                SOURCE OF FUNDS
------------------------------    ------------              ---------------
Andrew Wiederhorn                 $100,995.401               Personal funds
Tiffany Wiederhorn                     N/A                        N/A
TTMM, L.P.                             N/A                        N/A
WM Starlight Investments, LLC          N/A                        N/A


ITEM 4.  PURPOSE OF THE TRANSACTION.

      The purpose of this Amendment No. 3 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

      The Reporting Persons originally acquired the shares of Common Stock of the Issuer for investment purposes. Item 4 is hereby amended to report that, the Reporting Persons have acquired voting and economic interests in additional Common Stock and intend to vote their Common Stock to change the composition of the board of directors of the Issuer (the "Board of Directors").

      On October 16, 2001, Andrew A Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a "Stockholder" and collectively, the "Stockholders") and Andrew A. Wiederhorn. Pursuant to each of the Put/Call Option Agreements each

--------------------------
1 Pursuant to the Put/Call Option and Voting Agreements entered into on October 16, 2001 and described in Item 4 below, Andrew Wiederhorn purchased call options from the following shareholders at $0.10 per share, for a total cost of $100,995.40:

        SHAREHOLDER                                      SHARES
--------------------------------                        ---------
Leon & Toby Cooperman Foundation                          85,000
Watchhung Road Associates, L.P.                          275,000
Cobalt Capital Management Inc.                           290,000
Boston Provident Partners, L.P.                          324,054
BP Institutional Partners, L.P.                           21,300
Orin Kramer                                               14,600


                               Page 7 of 13 Pages

Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements). In addition, the Stockholders granted to Mr. Wiederhorn, in his absolute, sole and binding discretion, the ability to vote or direct the vote of all of the Subject Shares. In consideration for granting the Call Option to Mr. Wiederhorn, Mr. Wiederhorn paid to each Stockholder ten cents ($0.10) per share for each of such Subject Shares. Pursuant to the same Put/Call Option Agreements, Mr. Wiederhorn also granted each of the Stockholders a Put Option (as defined in the Put/Call Option Agreements) whereby, in the event of a preferential repurchase of Common Stock by the Issuer, each Stockholder may require Mr. Wiederhorn to purchase up to a specified number of each Stockholder's Subject Shares at a predetermined price.

      Also on October 16, 2001, Andrew Wiederhorn also entered into a Stock Option and Voting Agreement (the "Mendelsohn Agreement") by and among Mr. Wiederhorn and Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC (the "Mendelsohn Agreement Stockholders") and Lawrence A. Mendelsohn, as Agent for the Mendelsohn Agreement Stockholders. The Mendelsohn Agreement grants Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Mendelsohn Agreement Stockholders numbering 1,044,760 in the aggregate. The Mendelsohn Agreement requires that Mr. Wiederhorn vote, for a specified duration extending at least until the annual meeting of the Issuer that occurs on or before April 30, 2003, all of the shares for which Mr. Wiederhorn has voting power, in favor of nominating and appointing Mr. Mendelsohn to the Board of Directors. Mr. Mendelsohn is currently President of Issuer and a member of the Board of Directors. In exchange for the voting rights over the Common Stock held by the Mendelsohn Agreement Stockholders, Mr. Wiederhorn granted each Mendelsohn Agreement Stockholder a Put Option (as defined in the Mendelsohn Agreement) whereupon each Mendelsohn Agreement Stockholder may require Mr. Wiederhorn to purchase such Mendelsohn Agreement Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

      Mr. Wiederhorn and the Issuer are in discussions about the nomination of directors for election at the 2001 Annual Meeting of stockholders. Mr. Wiederhorn may nominate a slate of directors for election to each of the positions on the Board of Directors at the 2001 Annual Meeting. If he does so, Mr. Wiederhorn expects to nominate himself, Mr. Mendelsohn and three other independent directors, of which at least one is expected to be a current independent director of the Board of Directors, and the other two would not be current members of the Board of Directors. At the 2001 Annual Meeting, the Reporting Persons will attempt to elect those nominated directors to the Issuer's Board of Directors, If successful in electing at least three of such directors, Mr. Wiederhorn's nominees will constitute a majority of the Board of Directors and will control the Issuer.

        Other than as described above, none of the Reporting Persons or, to the best knowledge of TTMM, L.P., its general partner has any present plans or proposals which would related to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation


                               Page 8 of 13 Pages
involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

        Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


                               Page 9 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                             PERCENTAGE OF
                                      NUMBER OF SHARES       COMMON STOCK
                                     BENEFICIALLY OWNED      OUTSTANDING
                                     ------------------      -------------
Andrew Wiederhorn                      2,837,7152                27.01%
Tiffany Wiederhorn                     2,837,7153                27.01%
TTMM, L.P.                               100,000                  0.95%
WM Starlight Investments, LLC             13,826                  0.13%

-------------------
2 Includes 733,001 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 1,009,954 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option and Voting Agreements entered into with each of Orin Kramer, B.P. Institutional Partners, L.P., Boston Provident Partners, L.P., Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. on October 16, 2001, and 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Stock Option and Voting Agreement he entered into with Lawrence A. Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC, and Joyce Mendelsohn (the "Stockholders") and Lawrence A. Mendelsohn, as Agent for the Stockholders, on October 16, 2001. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of the 2,837,715 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 2,837,715 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 50,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,742,955 shares.

3 Includes 163,826 shares of Common Stock owned by other Reporting Persons. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,009,954 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option and Voting Agreements Mr. Wiederhorn entered into with each of Orin Kramer, B.P. Institutional Partners, L.P., Boston Provident Partners, L.P., Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. on October 16, 2001, and 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Stock Option and Voting Agreement he entered into with Lawrence A. Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC, and Joyce Mendelsohn (the "Stockholders") and Lawrence A. Mendelsohn, as Agent for the Stockholders, on October 16, 2001. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of 619,175 shares, (ii) shared power to vote or to direct the vote of 2,218,540 shares, (iii) had sole power to dispose or to direct the disposition of 619,175 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,173,780 shares.


                              Page 10 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

      The description of the Put/Call Option Agreements and the Mendelsohn Agreement are included in Item 4 above and are incorporated herein by reference.

      Other than the agreements described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


1. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between Boston Provident Partners, L.P., a Delaware limited partnership and Andrew A. Wiederhorn.

2. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between B.P. Institutional Partners, L.P., a Delaware limited partnership and Andrew A. Wiederhorn.

3. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between Orin Kramer and Andrew A. Wiederhorn.

4. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between the Leon & Toby Cooperman Foundation and Andrew A. Wiederhorn.

5. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between the Watchung Road Associates, L.P., a Delaware limited partnership and Andrew A. Wiederhorn.

6. Put/Call Option and Voting Agreement dated as of October 16, 2001 by and between Cobalt Capital Management, Inc., a Delaware corporation and Andrew
      A. Wiederhorn.

7. Stock Option and Voting Agreement by and among Lawrence A. Mendelsohn, an individual, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC, and Joyce Mendelsohn (together, the "Stockholders"), Lawrence A. Mendelsohn, as Agent for the Stockholders, Andrew A. Wiederhorn, and Tiffany Wiederhorn solely with respect to certain payment obligations.


                              Page 11 of 13 Pages

                        SIGNATURES AND POWER OF ATTORNEY

      After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

October 17, 2001                                /S/ ANDREW WIEDERHORN
                                                -----------------------------
                                                Andrew Wiederhorn


October 17, 2001                                /S/ TIFFANY WIEDERHORN
                                                -----------------------------
                                                Tiffany Wiederhorn


October 17, 2001                                TTMM, L.P.

                                                By: IVY CAPITAL
                                                   PARTNERS,
                                                   L.P., its general partner

                                                By: WIEDERHORN FAMILY LIMITED
                                                   PARTNERSHIP, its general
                                                   partner

                                                By: /S/ TIFFANY WIEDERHORN
                                                   --------------------------
                                                   Tiffany Wiederhorn, its
                                                   general partner

October 17, 2001                                WM STARLIGHT INVESTMENTS, LLC

                                                By: /S/ TIFFANY WIEDERHORN
                                                   --------------------------
                                                   Tiffany Wiederhorn, its
                                                   managing member


                              Page 12 of 13 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97205

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97205

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97205

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97205


                              Page 13 of 13 Pages

                                    EXHIBIT 1


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 90.027% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to Stockholder, to:

                   The address set forth under Stockholder's name on Schedule 1 hereto.

               If to Wiederhorn, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401
                  with a copy to:

                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2400
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                       WIEDERHORN:

                                       By:  /S/ ANDREW A. WIEDERHORN
                                          ------------------------------------
                                          Name:  Andrew A. Wiederhorn


                                       STOCKHOLDER:

                                       BOSTON PROVIDENT PARTNERS, L.P.,
                                       a Delaware limited partnership

                                          By: KRAMER SPELLMAN, L.P.
                                               Managing Partner

                                              By:  /S/ ORIN KRAMER
                                                 -----------------------------
                                                     Name: Orin Kramer
                                                     Title:   Managing Partner

                                   SCHEDULE 1

                                   STOCKHOLDER

        STOCKHOLDER                                              SUBJECT SHARES

BOSTON PROVIDENT PARTNERS, L.P.                                  324,054
Orin Kramer, Managing Partner of the General Partner

237 Park Avenue, Suite 900
New York, New York  10017

Telecopier no.:  (212) 808-3406

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.




                                    By:  /S/ ANDREW A. WIEDERHORN
                                       --------------------------------------
                                       Name:  Andrew Wiederhorn

                                    EXHIBIT 2


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 5.917% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to Stockholder, to:

                   The address set forth under Stockholder's name on Schedule 1 hereto.

               If to Wiederhorn, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401

                  with a copy to:
                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2400
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief.

Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                        WIEDERHORN:



                                        By:  /S/ ANDREW A. WIEDERHORN
                                           ------------------------------------
                                           Name: Andrew A. Wiederhorn


                                        STOCKHOLDER:

                                        BP INSTITUTIONAL PARTNERS, L.P.,
                                        a Delaware limited partnership


                                           By:  KRAMER SPELLMAN, L.P.
                                                Managing Partner

                                                By:  /S/ ORIN KRAMER
                                                   ----------------------------
                                                   Name: Orin Kramer
                                                   Title:   Managing Partner

                                   SCHEDULE 1

                                   STOCKHOLDER

        STOCKHOLDER                                              SUBJECT SHARES

BP INSTITUTIONAL PARTNERS, L.P.                                  21,300
Orin Kramer, Managing Partner of the General Partner

237 Park Avenue, Suite 900
New York, New York  10017

Telecopier no.:  (212) 808-3406

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.




                                    By:  /S/ ANDREW A. WIEDERHORN
                                       ---------------------------------------
                                        Name:  Andrew Wiederhorn

                                    EXHIBIT 3


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 4.056% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to Stockholder, to:

                   The address set forth under Stockholder's name on Schedule 1 hereto.

               If to Wiederhorn, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401

                  with a copy to:
                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2400
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief.

Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                            WIEDERHORN:



                                            By:  /S/ ANDREW A. WIEDERHORN
                                               --------------------------------
                                               Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            ORIN KRAMER

                                                /S/ ORIN KRAMER
                                            -----------------------------------
                                            Name: Orin Kramer

                                   SCHEDULE 1

                                   STOCKHOLDER

        STOCKHOLDER                                              SUBJECT SHARES

ORIN KRAMER                                                      14,600
c/o Kramer Spellman, L.P.

237 Park Avenue, Suite 900
New York, New York  10017

Telecopier no.:  (212) 808-3406

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.




                                    By:  /S/ ANDREW A. WIEDERHORN
                                       --------------------------------------
                                       Name:  Andrew Wiederhorn

                                    EXHIBIT 4


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 13.077% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            If to Stockholder, to:

                The address set forth under Stockholder's name on Schedule 1 hereto.

            If to Wiederhorn, to:

               Andrew A. Wiederhorn
               c/o Fog Cutter Capital Group Inc.
               1410 S.W. Jefferson Street
               Portland, Oregon 97201

               Telecopier no.:  (503) 553-7401

               with a copy to:

               V. Joseph Stubbs, Esq.
               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               2029 Century Park East, Suite 2400
               Los Angeles, California 90067

               Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief.

Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                         WIEDERHORN:


                                         By:  /S/ ANDREW A. WIEDERHORN
                                             --------------------------------
                                             Name: Andrew A. Wiederhorn


                                         STOCKHOLDER:

                                         LEON & TOBY COOPERMAN FOUNDATION


                                         By:   /S/ LEON COOPERMAN
                                             ---------------------------------
                                             Name: Leon Cooperman
                                             Title:   Trustee

                                   SCHEDULE 1

                                   STOCKHOLDER

      STOCKHOLDER                                     SUBJECT SHARES

LEON & TOBY COOPERMAN FOUNDATION                      85,000
Leon Cooperman, Trustee

45 Watchung Road
Short Hills, New Jersey 07078

Telecopier no.:                                 (212) 495-5236
              (973) 376-2090

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.




                                    By:  /S/ ANDREW A. WIEDERHORN
                                        ---------------------------------------
                                        Name:  Andrew Wiederhorn

                                    EXHIBIT 5


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 42.308% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to Stockholder, to:

                   The address set forth under Stockholder's name on Schedule 1 hereto.

               If to Wiederhorn, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401
                  with a copy to:

                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2400
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                            WIEDERHORN:



                                            By:  /S/ ANDREW A. WIEDERHORN
                                               --------------------------------
                                               Name: Andrew A. Wiederhorn

                                            STOCKHOLDER:


                                            WATCHUNG ROAD ASSOCIATES, L.P.,
                                            a Delaware limited partnership


                                            By:   /S/ LEON COOPERMAN
                                               --------------------------------
                                               Name: Leon Cooperman
                                               Title:   General Partner

                                   SCHEDULE 1

                                   STOCKHOLDER

        STOCKHOLDER                                              SUBJECT SHARES

WATCHUNG ROAD ASSOCIATES, L.P.                                   275,000
Leon Cooperman, General Partner

45 Watchung Road
Short Hills, New Jersey 07078

Telecopier no.:  (212) 495-5236
                 (973) 376-2090

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.




                                    By:  /S/ ANDREW A. WIEDERHORN
                                       ---------------------------------------
                                       Name:  Andrew Wiederhorn

                                    EXHIBIT 6


                      PUT/CALL OPTION AND VOTING AGREEMENT

     PUT/CALL OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and between the individual or entity indicated on the signature page(s) and listed on Schedule 1 hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company.

     WHEREAS, the Stockholder is the owner of the shares of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on
Schedule 1 hereto (the "Subject Shares"); and

     WHEREAS, Wiederhorn wishes, during the term of this Agreement, to direct the voting of the Subject Shares at any annual and special meetings of stockholders of the Company, or pursuant to any written actions taken in lieu of such a meeting, and Stockholder is willing to so vote and to execute an irrevocable proxy in favor of Wiederhorn for the Subject Shares; and

     WHEREAS, as a condition precedent and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholder has requested that Wiederhorn agree, and Wiederhorn has agreed, to grant Stockholder the Put Option (as defined below) and to enter into this Agreement; and

     WHEREAS, Wiederhorn desires to purchase an option (as further defined below, the "Call Option") to acquire all (but not less than all) of the Subject Shares at the exercise price and during the exercise period specified in Section 1 below, and Stockholder is willing to grant the Call Option to Wiederhorn in exchange for the consideration and on the terms set forth in this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholder and Wiederhorn agree as follows:

     1. CALL OPTION.

     (a) GRANT OF CALL OPTION. Subject to the terms and conditions set forth in this Agreement, the Stockholder hereby grants to Wiederhorn the option (the "Call Option") to purchase, during the Call Option Exercise Period (as defined below), all (but not less than all) of the Subject Shares (as the same may be adjusted as provided herein, the "Call Option Shares") at the Call Option Price Per Share (as defined below).

     (b) EXERCISE PRICE. The price per share at which the Call Option shall be exercisable (the "Call Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Call Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Wiederhorn's right to purchase the Call Option Shares will commence upon the Stockholder's receipt of the consideration provided for in Section 1(g) below, and will terminate and expire on January 15, 2002 (such period, the "Call Option Exercise Period").

     (d) EXERCISE OF CALL OPTION.

     (i) At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to all (but not less than all) of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (the "Call Option Exercise Notice").

     (ii) Wiederhorn shall not be under any obligation to exercise the Call Option, and may allow the Call Option to expire without purchasing any Call Option Shares hereunder.

     (e) CLOSING. The closing for the purchase and sale, if any, of the Call Option Shares (the "Call Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of the Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Call Option Shares, pay to Stockholder an amount equal to the product of the number of Stockholder's Call Option Shares and the Call Option Price Per Share (Stockholder's "Total Call Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (f) FRACTIONAL SHARES. Stockholder will not be required to sell, and Wiederhorn will not be required to purchase, any fractional Call Option Shares upon exercise of the Call Option.

     (g) CONSIDERATION. In consideration for granting the Call Option to Wiederhorn, Wiederhorn shall, immediately upon execution of this Agreement, deliver to Stockholder, in U.S. dollars and immediately available funds, an amount equal to ten cents ($0.10) per share for each of Stockholder's Subject Shares.

     2. CONDITIONAL PUT OPTION.

     (a) GRANT OF PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Put Option"), exercisable by the Stockholder at any time or from time to time during the Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Weiderhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Put Option

Shares"), up to 44.615% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (c) EXERCISE PERIOD. Stockholder's right to require Wiederhorn to purchase the Put Option Shares will commence upon the date hereof, and will terminate and expire on January 15, 2002 (such period, the "Put Option Exercise Period").

     (d) EXERCISE OF PUT OPTION.

     (i) At any time or from time to time during the Put Option Exercise Period, Stockholder may exercise the Put Option to require Wiederhorn to purchase the number of Put Option Shares (such number, the "Put Option Purchased Shares") specified in a written notice (the "Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Put Option Shares that Stockholder desires to sell pursuant to the Put Option.

     (ii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Option or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

     (iii) Stockholder shall not be under any obligation to exercise the Put Option, and may allow the Put Option to expire without selling any Put Option Shares hereunder.

     (e) CLOSING. The closing for each purchase and sale, if any, of Put Option Purchased Shares (each, a "Put Option Closing") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after Wiederhorn's receipt of the respective Put Option Exercise Notice. Thereupon, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to the Put Option Closing date.

     (f) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Option.

     3. VOTING OF THE SUBJECT SHARES; PROXY.

     (a) The Stockholder agrees during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, if without a meeting, on all of its Subject Shares in the manner specified by Wiederhorn in a written notice to Stockholder (PROVIDED, THAT such notice shall be delivered to, and received by, Stockholder on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Wiederhorn's absolute, sole and binding discretion.

     (b) Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn with full power of substitution (such individual and his substitutes, if any, being referred to herein as the "Proxy"), as attorneys and proxies to vote all of Stockholder's Subject Shares on all matters as to which Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Stockholder agrees that the Proxy may, in Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of Stockholder's Subject Shares at any such annual or special meeting, and
(ii) execute with respect to all of Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to Stockholder's Subject Shares, (d) granting any proxy or authorization to any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person") with respect to the voting of Stockholder's Subject Shares, and (e) taking any other action, in each case if and to the extent contrary to or inconsistent with the terms of this Agreement. Stockholder further agrees that the Person designated as the Proxy pursuant hereto may at any time name any other Person as their substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters.

Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably required by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

     (c) Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by Stockholder are revocable, and such proxies are hereby revoked.

     (d) Stockholder affirms that the irrevocable proxy set forth in this
Section 3 is given in connection with the Put Option. Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked (except as expressly provided in this Agreement). Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

     (e) Notwithstanding anything to the contrary contained in this Agreement, the Proxy shall be revoked, terminate and expire on January 15, 2002, whereupon all of Stockholder's rights (including, without limitation, its voting rights) with respect to any Subject Shares still owned by Stockholder shall be fully restored, and the provisions of paragraphs (a) through (d) of this Section 3 shall be deemed null and void and of no further force or effect whatsoever.

     4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder hereby represents and warrants to Wiederhorn as follows:

     (a) OWNERSHIP. Stockholder beneficially owns the shares of Company Common Stock set forth opposite Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Stockholder has all necessary power and authority (or, if an individual, capacity), to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder beneficially owns all of its Subject Shares with no restrictions on Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by Stockholder; and upon exercise of the Put Option or the Call Option (collectively, the "Options"), Stockholder will deliver good and marketable title to the Put Option Purchased Shares or the Call Option Shares (collectively, the "Option Shares") free and clear of liens, claims, encumbrances or rights or interests of others. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, this Agreement constitutes a valid and binding agreement of Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound.

     (d) KNOWLEDGE OF STOCKHOLDER; NO OTHER REPRESENTATIONS. Stockholder has independently acquired all of the necessary information that Stockholder requires in order to make an informed decision to enter into this Agreement and to grant the Call Option. Additionally, Stockholder is an experienced investor, well and independently informed of the Company's business, financial condition and prospects, and has not, in deciding to enter into this Agreement and to grant the Call Option, relied on any representations or warranties by Wiederhorn other than those contained in this Agreement, and Wiederhorn has not made any such additional representations or warranties.

     5. REPRESENTATIONS AND WARRANTIES OF WIEDERHORN. Wiederhorn hereby represents and warrants to Stockholder as follows:

     (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Wiederhorn or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (iii) liquidate, then, and in each such case, Wiederhorn shall thereafter, during the term of this Agreement, be entitled to receive, upon exercise of the Options, the securities or properties which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Wiederhorn shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Options.

     7. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate on January 15, 2002, or the earlier exercise of the Options with respect to all of the Subject Shares (but in no event sooner than three (3) business days following due and timely delivery hereunder of a Call Option Exercise Notice or a Put Option Exercise Notice).

     8. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, Stockholder shall not: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; (v) convert the Subject Shares into shares of Company Common Stock; or (vi) take any other action, in each case if the same would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, Stockholder may make transfers of Subject Shares to Stockholder's spouse or lineal descendants, to any trust for the benefit of such holder or the benefit of such spouse and/or lineal descendants, to any corporation or partnership in which Stockholder, or the spouse and/or the lineal descendants of Stockholder, are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, such spouse and/or descendants agree in writing to remain the beneficial owners of all such interests until termination of this Agreement), or to the personal representative of Stockholder upon Stockholder's death for purposes of administration of Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement and deliver to Wiederhorn an irrevocable power of attorney with respect to the transferred Subject Shares.

     9. NO SOLICITATION. Stockholder shall not, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, Stockholder or any of their subsidiaries or any of Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     10. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. Neither of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Each of the parties hereto shall bear and pay all of its own costs and expenses, incurred by it or on its behalf, in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time, in writing, by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. If for any reason such court or regulatory agency determines that the Options do not permit Stockholder to sell the full number of shares of Company Common Stock as provided in Sections 1(a) and 2(a) it is the express intention of Wiederhorn to allow Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, except for corporate matters mandatorily governed by Maryland corporation law, which corporation law shall, to that extent only, govern.

     (f) HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by facsimile transmission (with confirmation), or if mailed by registered or certified mail (return receipt requested) or by Federal

Express or other recognized overnight delivery service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to Stockholder, to:

                   The address set forth under Stockholder's name on Schedule 1 hereto.

               If to Wiederhorn, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401
                  with a copy to:

                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2400
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Options shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that either party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief.

Nothing herein shall be construed to prohibit either party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties and agreements in this Agreement shall survive any Closing hereunder.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against either party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholder and Wiederhorn have executed this Put/Call Option and Voting Agreement, each as of the day and year first written above.

                                            WIEDERHORN:


                                            By:  /S/ ANDREW A. WIEDERHORN
                                               --------------------------------
                                               Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            COBALT CAPITAL MANAGEMENT INC.,
                                            a Delaware corporation


                                            By:  /S/ WAYNE COOPERMAN
                                               --------------------------------
                                               Name: Wayne Cooperman
                                               Title:    President

                                   SCHEDULE 1

                                   STOCKHOLDER

        STOCKHOLDER                                              SUBJECT SHARES

COBALT CAPITAL MANAGEMENT INC.                                   290,000
Wayne Cooperman, President

237 Park Avenue
New York, New York 10017

Telecopier no.:  (212) 808-3737

                                    EXHIBIT A

                         NOTICE OF CALL OPTION EXERCISE


[Name and address of Stockholder]



Dear [Name]:

     Reference is made to that certain Put/Call Option and Voting Agreement (the "OPTION AGREEMENT") dated as of October 16, 2001, by and between you and Andrew
A. Wiederhorn ("Wiederhorn"). Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Wiederhorn hereby elects to exercise his option to purchase all of the Call Option Shares at the Call Option Price Per Share.

     2. TENDER OF THE PURCHASED SHARES. You will cause the Call Option Shares to be delivered to Wiederhorn at the Call Option Closing, which will take place at [time and place].

     3. TENDER OF PURCHASE PRICE. Wiederhorn will tender the Total Call Option Price at the Call Option Closing.

     IN WITNESS WHEREOF, Wiederhorn has caused this Call Option Exercise Notice to be executed as of the ____ day of _________, 200__.





                                     By:  /S/ ANDREW A. WIEDERHORN
                                        -------------------------------------
                                        Name:  Andrew Wiederhorn

                                    EXHIBIT 7


                        STOCK OPTION AND VOTING AGREEMENT

      STOCK OPTION AND VOTING AGREEMENT, dated as of October 16, 2001 (this "Agreement"), by and among Lawrence A. Mendelsohn, ("Mendelsohn"), an individual, MFLP, L.P. ("MFLP"), RPM Capital, LLC ("RPM"), AIM Capital, LLC ("AIM"), S&S Investors, LLC ("SS"), and Joyce Mendelsohn (together with Mendelsohn, MFLP, RPM, AIM and S&S, each, a "Stockholder"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), Lawrence A Mendelsohn, as Agent for the Stockholders ("Agent"), Andrew A. Wiederhorn, an individual, ("Grantor") and a stockholder of the Company and Tiffany Wiederhorn ("Guarantor"), solely with respect to the payment and guarantee obligations set forth in Sections 1(g) and 1(h) hereof.

      WHEREAS, Stockholders are the owners of the shares (collectively, the "Subject Shares") of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on Schedule 1 hereto;

      WHEREAS, Grantor wishes to direct the voting of the shares of the Subject Shares at his discretion at any annual and special meetings of stockholders of the Company and in written consents of stockholders in lieu of a meeting of stockholders, and Stockholders are willing to so vote and to execute an irrevocable proxy in favor of Grantor for such shares; and

      WHEREAS, as a condition and inducement to each Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Stockholders have requested that Grantor agree, and Grantor has agreed, to grant Stockholders the Put Option (as defined below) and to enter into this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders, the Agent and Grantor agree as follows:

      1. PUT OPTION.

      (a) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Option Price Per Share") shall equal eighty percent (80%) of the book value per share of the Company as of the date (the "Evaluation Date") at the end of the most recent calendar month preceding the delivery of the Exercise Notice (as defined below). The book value per share of the Company on the Evaluation Date shall be determined, on a date no later than ten (10) business days after delivery of the Exercise Notice (the "Determination Date"), subject to post-closing adjustment of the Option Price Per Share as set forth herein, from the regular month-end balance sheet of the Company as of the Evaluation Date. The Option Price Per Share (including any subsequent adjustments thereof) shall be reduced by any dividends paid, or declared with a record date, on each Purchased Share after the Evaluation Date but before the Closing (as defined below).

      (b) NUMBER OF OPTION SHARES. Subject to the terms and conditions set forth in this Agreement, Grantor hereby grants to Stockholders the option (the "Put Option") to require Grantor to purchase from time to time all or a portion of the Subject Shares at the Option Price

Per Share (such number of shares of Subject Shares as may be adjusted as provided herein, the "Option Shares").

      (c) EXERCISE PERIOD. Each Stockholder's right to require Grantor to purchase the Option Shares will commence upon January 15, 2002 and will expire on the fifth anniversary of the date hereof (such period, the "Exercise Period").

      (d) AGENT FOR THE STOCKHOLDERS.

      (i) Each Stockholder, hereby appoints Lawrence A. Mendelsohn as agent (the "Agent") for such Stockholder, and the Agent hereby accepts such appointment, to exercise the Put Option to receive the Option Price Per Share and to take all other action on the behalf of or for the benefit of such Stockholder.

      (ii) The Agent in such capacity shall not be liable to any of the Stockholders for any action taken or omitted to be taken by the Agent in good faith in reliance upon the advice of counsel, independent public accountants or other experts selected by the Agent, and the Agent in such capacity shall be entitled to rely upon any notice, consent, certificate, statement or other document (including any telegram, cable, telex, facsimile or telephone transmission) believed by it to be genuine and correct and to have been signed and/or sent by a proper individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person").

      (e) EXERCISE OF PUT OPTION. At any time during the Exercise Period, Agent may exercise the Put Option to require Grantor to purchase any number of Option Shares (such number of Option Shares specified in an Exercise Notice as being purchased, the "Purchased Shares") by delivering to Grantor a written notice in substantially the form attached hereto as Exhibit A (the "Exercise Notice"). In the event that an Exercise Notice is delivered, the Put Option shall lapse with respect to any Option Shares not specified as Purchased Shares in such Exercise Notice. Agent shall give each Stockholder reasonable notice of the intent by other Stockholders to deliver any Exercise Notice, and opportunity for each Stockholder to exercise the Put Option with respect to its Option Shares by inclusion in the Exercise Notice.

      (f) Stockholders shall not be under any obligation to exercise the Put Option, and may allow the Put Option to terminate without selling any Option Shares hereunder to Grantor.

      (g) CLOSING. The closing for the purchase and sale of the Purchased Shares (the "Closing") shall occur as promptly as practicable, and in any event no later than thirty (30) days after the Determination Date, or such later date as the parties hereto may agree. Each Stockholder will cause to be executed and delivered to Grantor a stock certificate or certificates representing such Stockholder's pro rata number of the Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased certificates representing the Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Grantor shall, against delivery of the Purchased Shares, pay to Agent for the benefit of each Stockholder an amount equal to the product of the number of such Stockholder's Purchased Shares and Option Price Per Share (such Stockholder's "Total Option Price"), of which one-third of the Total Option Price for each Stockholder that has exercised the Put Option shall be paid in immediately available funds (the "Cash Portion of the Option Price") by wire transfer to such account as Agent shall direct in writing at least two business days prior to the Closing; Grantor shall deliver to Agent a note in the form attached hereto as Exhibit B (each, a "Note") in the name of each selling Stockholder in the principal amount of the remaining two-thirds of the Total Option Price for such Stockholder's Purchased Shares. The Note(s) shall be joint and several obligations of Grantor and Guarantor, for good and valuable consideration, the receipt and sufficiency of which are herein acknowledged.

      (h) GUARANTEE; PLEDGE. (i) Guarantor hereby unconditionally and irrevocably guarantees to each of the Stockholders the full and prompt payment when due of the Cash Portion of the Option Price to such Stockholder; (ii) The performance of the obligations of Grantor and Guarantor under each Note shall be secured by a pledge agreement, in form and substance reasonably acceptable to Agent, pledging to the Agent two-thirds of the Purchased Shares purchased from the relevant Stockholder.

      (i) POST-CLOSING ADJUSTMENT OF OPTION PRICE.

      (i) If the Evaluation Date falls on a month that ends a fiscal quarter, a revised Option Price Per Share shall be determined from the financial statements of the Company as set forth in the Company's reports on Form 10-K or Form 10-Q under the Securities Exchange Act of 1934, as Amended (the "Exchange Act") for the period ending on the Evaluation Date, no later than three (3) business days after the public filing of such form.

      (ii) Subsection 1(i)(i) above notwithstanding, if reasonably requested by Grantor or by the Agent on behalf of the Stockholders, a revised Option Price Per Share shall be determined from a special audit (the "Special Audit") of the assets and liabilities of the Company conducted in accordance with generally accepted accounting principles in the United States consistently applied substantially in accordance with past practices by the independent auditors of the Company or such other accounting firm as may be reasonably acceptable to both Grantor and the Agent (the "Auditors"), such audit to be at Grantor's expense, and the determination to be finalized promptly upon completion of the Special Audit by the Auditors and approval thereof by the Grantor and Agent.

      (iii) In the event that the Option Price Per Share is changed as a result of the new determinations set forth in subsections 1(i)(i) or 1(i)(ii) above, the principal amount outstanding under each Note shall be adjusted to equal (a) the product of the revised Option Price Per Share multiplied by the number of such Stockholder's Purchased Shares less (b) the Cash Portion of the Option Price paid to such Stockholder. In the event that the Option Price Per Share increases by more than five percent (5%), then one third of such increase will be paid in cash within ten days of the determination of the revised Option Price Per Share, and the remaining two thirds of such increase will be reflected as the revised Option Price Per Share pursuant to the first sentence of this paragraph. Any cash payments described in the preceding sentence are subject to the obligations set forth in Section 1(h).

      2. VOTING OF THE SUBJECT SHARES; PROXY.

      (a) Each Stockholder agrees, during the term of this Agreement:

      (i) to vote its Subject Shares on all matters as to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Grantor (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Grantor's absolute, sole and binding discretion; and

      (ii) to express consent or dissent to corporate action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Grantor (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which manner shall be determined in Grantor's absolute, sole and binding discretion.

      (b) Each Stockholder hereby irrevocably grants to and appoints Andrew A. Wiederhorn, with full power of substitution (such individual and his substitutes each being referred to herein as the "Proxy"), as attorneys and proxies to vote all of such Stockholder's Subject Shares on all matters as to which such Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which such Stockholder is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Each Stockholder agrees that the Proxy may, in such Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all of such Stockholder's Subject Shares at any such annual or special meeting, and (ii) execute with respect to all of such Stockholder's Subject Shares any written consent to, or dissent from, corporate action respecting any matter to which the stockholders of the Company are entitled to express such consent or dissent without a meeting. Each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than the Proxy) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement. Each Stockholder agrees that the Persons designated as the Proxy pursuant hereto may at any time, pursuant to an assignment of this Agreement permitted by Section 9(i) hereof, name any such other Person to whom this Agreement is so assigned, or such Person's designee (assignment to such a designee being subject to the approval of Agent, such approval not to be unreasonably withheld), as their substituted Proxy to act pursuant hereto as to all matters. Except as set forth in the preceding sentence, Grantor shall not appoint any other person as Proxy without the prior written consent of Agent, such consent to be granted in Agent's sole and absolute discretion. Each Stockholder further agrees to execute all additional writings, consents and authorizations as may be reasonably requested by the Proxy to evidence the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers. In discharging his, her or its powers under this Agreement, the Proxy may rely upon the advice of counsel (which may be Grantor's counsel), and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

      (c) Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

      (d) Each Stockholder affirms that the irrevocable proxy set forth in this
Section 2 is given in connection with the Put Option. Each Stockholder further affirms that such irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder ratifies and confirms all actions that the Proxy may lawfully take or cause to be taken by virtue hereof.

      3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Each Stockholder, hereby represents and warrants, severally and not jointly, to Grantor as follows:

      (a) OWNERSHIP. Such Stockholder beneficially owns the shares of Company Common Stock set forth opposite such Stockholder's name on Schedule 1 hereto.

      (b) DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual) capacity, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder beneficially owns all of the Subject Shares set forth opposite such Stockholder's name on Schedule 1 hereto with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder, and upon exercise of the Put Option, such Stockholder will deliver good and marketable title to the Option Shares free and clear of liens, claims, encumbrances or rights or interests, other than liens, claims, encumbrances or rights in favor of Grantor. Assuming this Agreement has been duly and validly authorized, executed and delivered by Grantor, and assuming that this Agreement constitutes a valid and binding agreement of Grantor, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

      (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

      4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF GRANTOR. Grantor hereby represents, warrants and covenants to each Stockholder as follows:

      (a) DUE AUTHORIZATION. Grantor has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Grantor, enforceable against Grantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

      (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Grantor of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Grantor is a party or by which Grantor is bound.

      (c) ACCREDITED INVESTOR. Grantor either (i) has an individual net worth (or joint net worth with such person's spouse) in excess of $1,000,000, (ii) had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year, or (iii) had joint income, including any income attributable to his spouse or to property owned by his spouse, in excess of $300,000 in each of the two most recent years and who reasonably expects to have such joint income in excess of $300,000 in the current year.

      (d) GOVERNMENTAL FILINGS. Grantor, Agent and Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Grantor and one or more of Agent or the Stockholders, including but not limited to any filing required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "Section 13 Filing"). Grantor shall prepare at its own expense a draft of any Section 13 Filing listing Grantor and one or more of Agent or the Stockholders, shall provide such draft to Agent with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by Agent in the form provided. Grantor shall not make any Section 13 Filing until Agent approves of the information concerning the Stockholders contained therein, unless and until required to meet applicable filing deadlines. Grantor shall pay any filing fee with respect to such Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this Section 4(d), Grantor shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Grantor, and no Stockholder, as a reporting person.

      (e) VOTING MATTERS. Grantor hereby acknowledges that it is seeking from certain third parties the power to vote shares of Company Common Stock. Grantor hereby agrees that during the term of this Agreement, so long as Mendelsohn is an employee of the Company, and in any event until the latest annual meeting of the stockholders of the Company that occurs on or before April 30, 2003: (i) at each election of directors of the Company (whether by annual or special meetings of stockholders, written consents of stockholders in lieu of a meeting or otherwise) Grantor shall vote all shares of Common Stock to which it has voting rights, including but not limited to the Subject Shares and any shares of Common Stock to which it has voting rights, pursuant to proxies, agreements, understandings or arrangements with third parties, to nominate and appoint Mendelsohn as a director of the Company; (ii) it will not in any way transfer, rescind, revoke, amend or vote such proxies or act in any manner inconsistent with the provisions of this Section 4(e). Grantor covenants not to enter into any other voting agreement with respect the Subject Shares that is inconsistent with this Section 4(e).

      5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

      (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

      (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other than one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Grantor or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property or (iii) liquidate, then, and in each such case, Grantor shall thereafter be entitled to receive upon exercise of the Put Option the securities or properties to which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Grantor shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Put Option.

      6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) January 15, 2002, if on or prior to such date all of the directors of the Company shall not have been elected in an election in which Grantor voted for at least a majority of the directors elected, (ii) termination of the Exercise Period, or (iii) the Closing date for the Put Option.

      7. TRANSFER OF THE SHARES.

      (a) Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall, and the Agent shall not for any
Stockholder: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

      (b) Notwithstanding Subsection (a) above, a Stockholder may make transfers of Subject Shares to the spouse or lineal descendants of such Stockholder, to any trust for the benefit of such holder or the benefit of the spouse and/or lineal descendants of such Stockholder, to any corporation, partnership, limited liability company or other entity in which such Stockholder, the spouse and/or the lineal descendants of such Stockholder are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Stockholder, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of such Stockholder upon such Stockholder's death for purposes of administration of such Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of such Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Grantor to be bound by this Agreement and deliver to Grantor an irrevocable power of attorney with respect to the transferred Subject Shares.
(c) Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

            THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT, INCLUDING AN IRREVOCABLE PROXY, AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT CERTAIN STOCK OPTION AND VOTING AGREEMENT, DATED AS OF OCTOBER 16, 2001, BY AND AMONG ANDREW A. WIEDERHORN, TIFFANY WIEDERHORN, LAWRENCE A. MENDELSOHN, MFLP, RPM CAPITAL, LLC, AIM CAPITAL, LLC, S&S INVESTORS, LLC AND JOYCE MENDELSOHN.

      8. NO SOLICITATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Grantor) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

      9. MISCELLANEOUS.

      (a) STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

      (b) EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Grantor and Agent.

      (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Put Option does not permit each Stockholder to sell the full number of shares of Company Common Stock as provided in Section 1(b) (as adjusted pursuant to Section 1(b)), it is the express intention of Grantor to allow each Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

      (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

      (f) HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            If to a Stockholder to:

                  The address set forth under such Stockholder's name on
      Schedule 1 hereto.

            If to Grantor, to:

               Andrew A. Wiederhorn
               c/o Fog Cutter Capital Group Inc.
               1410 S.W. Jefferson Street
               Portland, Oregon 97201
               Telecopier no.:  (503) 553-7401

               with a copy to:

               V. Joseph Stubbs, Esq.
               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               2029 Century Park East, Suite 2400
               Los Angeles, California 90067
               Telecopier no.:  (310) 229-1001

            If to Agent, to:

               Lawrence A. Mendelsohn, as Agent
               c/o James L. Sanders, Esq. and Mark J. Mihanovic, Esq. McDermott, Will & Emery
               2049 Century Park East, 34th Floor
               Los Angeles, California 90067-3208
               Telecopier no.:  (310) 277-4730

               with a copy to:

               Linda Johannsen, Esq.
               Preston, Gates & Ellis, LLP
               222 S.W. Columbia Street
               Suite 1400
               Portland, Oregon 97201-6632
               Telecopier no.:  (503) 248-9085

      (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      (i) ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that: (i) the rights of Grantor under this agreement may be assigned to the spouse or lineal descendants of Grantor, to any trust for the benefit of Grantor or the benefit of the spouse and/or lineal descendants of Grantor, to any corporation, partnership, limited liability company or other entity in which Grantor, the spouse and/or the lineal descendants of Grantor are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Grantor, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Grantor upon such Grantor's death for purposes of administration of Grantor's estate or upon such Grantor's incompetency for purposes of the protection and management of the assets of Grantor; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to Agent to be bound by this Agreement; and (ii) the obligations of Grantor under Section 1 hereto may be delegated to the Company to the extent that such obligations are permitted to be delegated to the Company pursuant to applicable law. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

      (j) FURTHER ASSURANCES. Each Stockholder, the Agent and Grantor shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

      (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

      (l) SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

      (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

                           [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, Stockholders, Agent, Grantor and Guarantor have executed this Stock Option and Voting Agreement all as of the day and year first written above.

                                    GRANTOR:

                                        /S/ ANDREW A. WIEDERHORN
                                    ---------------------------------------
                                    Andrew A. Wiederhorn


                                   GUARANTOR:

                                        /S/ TIFFANY WIEDERHORN
                                    ---------------------------------------
                                    Tiffany Wiederhorn, solely with respect
                                    to the obligations set forth in Sections
                                    1(g) and 1(h)


                                    STOCKHOLDERS:

                                        /S/ LAWRENCE A. MENDELSOHN
                                    ---------------------------------------
                                    Lawrence A. Mendelsohn

                                        /S/ LAWRENCE A. MENDELSOHN
                                    ---------------------------------------
                                    Joyce Mendelsohn,
                                    by Lawrence A. Mendelsohn as
                                    Attorney-in-Fact


                                    S&S Investors, LLC


                                    By:  /S/ LAWRENCE A. MENDELSOHN
                                       ------------------------------------
                                       Name:   Eric Shuhandler
                                       Title:  Managing Member,
                                               by Lawrence A. Mendelsohn as
                                               Attorney-in-Fact

                                    MFLP, L.P.


                                    By: /S/ LAWRENCE A. MENDELSOHN
                                       ------------------------------------
                                       Name:  Lawrence A. Mendelsohn
                                       Title: General Partner


                                    RPM Capital, LLC


                                    By: /S/ LAWRENCE A. MENDELSOHN
                                       ------------------------------------
                                       Name:  Joyce Mendelsohn
                                       Title: Managing Member,
                                              by Lawrence A. Mendelsohn as
                                              Attorney-in-Fact


                                    AIM Capital, LLC


                                    By: /S/ LAWRENCE A. MENDELSOHN
                                       ------------------------------------
                                       Name:  Joyce Mendelsohn
                                       Title: Managing Member,
                                              by Lawrence A. Mendelsohn as
                                              Attorney-in-Fact



                                     AGENT:


                                        /S/ LAWRENCE A. MENDELSOHN
                                    ---------------------------------------
                                    Lawrence A. Mendelsohn, as Agent

                                   SCHEDULE 1

                                  STOCKHOLDERS

           STOCKHOLDER                                          SUBJECT SHARES

Lawrence A. Mendelsohn                                              25,000
c/o James L. Sanders, Esq. and Mark J. Mihanovic, Esq.
McDermott, Will & Emery
2049 Century Park East, 34th Floor
Los Angeles, California  90067-3208

Telecopier no.: 310-277-4730


Joyce Mendelsohn                                                    17,158
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street
Suite 1400
Portland, Oregon 97201-6632

Telecopier no.:  (503) 248-9085


S&S Investors, LLC                                                 519,500
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street
Suite 1400
Portland, Oregon 97201-6632

Telecopier no.:  (503) 248-9085


MFLP, L.P.                                                          80,000
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street
Suite 1400
Portland, Oregon 97201-6632

Telecopier no.:  (503) 248-9085

RPM Capital, LLC                                                   252,301
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street
Suite 1400
Portland, Oregon 97201-6632

Telecopier no.:  (503) 248-9085


AIM Capital, LLC                                                   150,801
Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street
Suite 1400
Portland, Oregon 97201-6632

Telecopier no.:  (503) 248-9085

                                    EXHIBIT A

                               NOTICE OF EXERCISE

Andrew Wiederhorn
[Address]
[Address]

Dear ____________:

      Reference is made to that certain Stock Option and Voting Agreement (the "OPTION AGREEMENT"), dated as of October [16], 2001, by and among Andrew A. Wiederhorn, Tiffany Wiederhorn, Lawrence A. Mendelsohn, MFLP, RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC and Joyce Mendelsohn. Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

      1. EXERCISE OF OPTIONS. Agent, on behalf of the Stockholders, hereby elects to exercise its option to require Grantor to purchase _______ Option Shares (such shares, the "PURCHASED SHARES") at the Option Price Per Share.

      2. TENDER OF SHARES. Agent, on behalf of the several Stockholders, will cause the Purchased Shares to be delivered to Grantor at the Closing.

      3. TENDER OF PURCHASE PRICE. The Total Option Price will be determined, and Grantor will tender the Total Option Price, in the manner provided in
SECTION 1(G) of the Option Agreement.

      IN WITNESS WHEREOF, Agent, on behalf of each Stockholder, has caused this Notice of Exercise to be executed as of the ____ day of _________, 200__.


                              --------------------

                              as Agent for the Stockholders


                              By:
                                 ---------------------------------------------
                                 Name:
                                 Title:

                                    EXHIBIT B


                                     FORM OF
                                 PROMISSORY NOTE

$-------
                                                                [City], [State]
                                                                   ______, 200_


     PROMISSORY NOTE, (this "NOTE"), by and between Andrew A. Wiederhorn and Tiffany Wiederhorn, jointly and severally (each an "OBLIGOR" and together, the "OBLIGORS") and _____________("STOCKHOLDER") or assigns.

     WHEREAS, Stockholder is the owner of the shares of common stock, par value $.0001 per share, of Fog Cutter Capital Group, Inc., a Maryland corporation (the "Company");

     WHEREAS, Stockholder, Andrew A. Wiederhorn ("GRANTOR") and certain other owners of stock of the Company are parties to that certain Stock Option and Voting Agreement (the "Voting Agreement") dated as of October 16, 2001 wherein, as a condition and inducement to Stockholder's entry into such voting arrangements and execution of the proxy contemplated thereby, Grantor granted Stockholder the Put Option (as defined in the Voting Agreement);

     WHEREAS, pursuant to Section 1(g) of the Voting Agreement, Grantor has agreed to deliver this Note, in the principal reflected herein as payment for two-thirds of the Total Option Price (as defined in the Voting Agreement) for Stockholder's Subject Shares in the name of the Stockholder.

     NOW, THEREFORE, the Obligors do hereby promise to pay to the order of Stockholder or assigns, at such place as Stockholder shall designate, the principal sum of $______ in lawful money of the United States of America, according to the terms and subject to the conditions set forth in this Note, subject to adjustment as set forth in Section 1(i) of the Voting Agreement.

     1. INTEREST.

     This Note shall not bear any interest until a date ninety (90) days after the date hereof; from and after that date, the unpaid principal balance of this Note shall bear interest at the rate of Twelve Per Cent (12%) per annum, such interest to be computed on the basis of a 360 day year and actual days elapsed from such date. Interest shall accrue and be payable monthly until the Maturity Date (as defined below).

     2. PAYMENT SCHEDULE.

     (a) All outstanding principal and accrued interest thereon, shall be due and payable on the date that is the same day of the month eleven months after the date of this Note (the "MATURITY DATE"), PROVIDED that if the Maturity Date does not fall on a day that is a day on which banks in New York City, New York are open to receive wire transfers (a "Business Day"), the Maturity Date shall be the next Business Day.

     3. PREPAYMENT.

     (b) All payments shall be first applied to interest and the balance to the principal. The Obligors may, at their option, at any time and from time to time, prepay all or any part of the balance of this Note, without penalty or premium.


     4. EVENTS OF DEFAULT.

     (a) EVENTS OF DEFAULT. The occurrence of any of the following events or conditions shall constitute an event of default (an "EVENT OF DEFAULT") with respect to the Obligors under this Note: (i) any amounts due under this Note, whether principal, interest or otherwise, are not paid when due; (ii) any involuntary petition is filed against the Obligors seeking to subject the Obligors to any bankruptcy, insolvency or similar laws and such petition shall remain unstayed or not be withdrawn within 30 days thereafter; (iii) the Obligors (a) are unable to, or admit in writing their inability to pay such debts belonging to such Obligors as they mature; (b) make a general assignment for the benefit of creditors; (c) file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement for the benefit of creditors or take advantage of any insolvency law in its capacity as a debtor; (d) take any action that would have the effect of dissolving the Obligors; or (e) take any action for the purpose of effecting any of the foregoing.

     (b) REMEDIES. At any time upon the occurrence of, and/or any time after, an Event of Default until such time as the Event of Default is cured and no longer existing: (i) Stockholder may without any demand, presentment, protest or other notice to the Obligors, or other statutory right or other rights of redemption, or any other action by the Stockholder, all of which are hereby expressly waived by the Obligors, declare the entire amount of this Note, and all interest accrued thereon, immediately due and payable; and (ii) the Obligors will pay to Stockholder upon demand all costs and expenses (including, without limitation, attorneys' fees and expenses) incurred by Stockholder in connection with the collection, realization and enforcement of this Note. It is expressly understood and agreed that Stockholder may pursue either Obligor, or both, in the Event of Default.

     5. MISCELLANEOUS.

     (a) WAIVER. Failure or delay on the part of Stockholder to enforce any provision of this Note shall not be deemed a waiver of any such provision, nor shall Stockholder be estopped from enforcing any such provision at a later time.

     (b) MODIFICATION. This Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by both parties.

     (c) BINDING AGREEMENT. The Obligors and all other parties to this Note, whether as endorsers, guarantors, sureties or otherwise, severally agree to remain fully bound until this Note shall be fully paid and waive demand, presentment, notice of dishonor, notice of acceleration of the maturity hereof, diligence in collection, grace period, notice period, the right to plead any statute of limitations as a defense to any demand hereunder and right of protest and consent to all extensions which from time to time may be granted by the Stockholder.

     (d) GOVERNING LAW. This Note shall be governed by, and construed in accordance with, the laws of the State of Maryland.

                        [Signatures appear on next page]

     IN WITNESS WHEREOF, each Obligor has caused this Note to be executed as of the day and year first above written.

                                            OBLIGORS:


                                            -----------------------------------
                                             Andrew A. Wiederhorn


                                            -----------------------------------
                                             Tiffany Wiederhorn